April 21, 2015
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Melissa Raminpour
Ms. Claire Erlanger

Re: Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 26, 2015
File No. 001-32601

Ms. Raminpour and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 7, 2015 with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
In certain of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings.  The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.
Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc: Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 30

Comment 1: We note that the 4% and 11% increase in fiscal 2014 Concert and Ticketing revenue adjusted for foreign currency, respectively, do not directly correlate with the percentage changes in the following volume related metrics disclosed on page 31: number of estimated events (decreased less than 1%), estimated fans (decreased 2%), and number of tickets sold (increased 3%). You disclose on pages 28 and 29 that you analyze several other metrics used to judge the health of these segments. To the extent one or more of these metrics would demonstrate the increase in event pricing and/or fees earned from ticket sales, tell us your consideration to disclose such metrics in the table on page 31 and use them to explain material changes in revenue due to pricing in your results of operations discussion. Please refer to Section III of SEC Release 33-8350.

Response: As noted on pages 28 and 29 of the 2014 Form 10-K, management primarily monitors the number of confirmed events, talent fees, average paid attendance and advance ticket sales to judge the health of our Concerts segment throughout the year and the gross transactional value of tickets sold, number of tickets sold, average convenience charges and order processing fees, number of clients renewed or added and average client royalty rate to judge the health of our Ticketing segment throughout the year. These metrics are monitored and analyzed across various groupings of the business such as geographic region, divisional lines, venue type or sales channel and can be impacted by factors including the mix of venue types and specific artists on tour each year for our Concerts business and the timing of our clients selling tickets to their events, volume of fees on resale tickets sold, as well as the type of ticketed event for our Ticketing business. All of these factors can impact the overall relationship between the disclosed key metrics and the change in reported revenue. In determining which key metrics to disclose in the 2014 Form 10-K, management considered those metrics that most impact the Concerts and Ticketing businesses and have the most direct impact on overall fluctuations in revenue. Management also considered the potential competitive disadvantage that disclosure of one or more of these metrics could have on the Company. Management carefully considered how fluctuations in each of the metrics noted above directly or indirectly impact our results of operations to identify which of these metrics it considered a material or key operating metric to best meet the purpose of management’s discussion and analysis of financial condition and results of operations (“MD&A”) to provide readers of our financial statements with information that is necessary to understand our financial condition, changes in financial condition and results of operations.

For Concerts, management concluded that the key operating metrics to disclose were the number of events and fans based on geographic region and to further supplement the narrative discussion of Concerts’ results of operations with the specific type of venues that drive the variances year over year. While management considers average paid attendance a key operating metric, it was not included in the table on page 31 as it can be calculated using the number of events and fans already provided. During the year, management also monitors the number of confirmed events and advance ticket sales for events that will occur in future periods. These are forward-looking metrics that are primarily used by management to monitor the pacing and timing of events and number of fans against projections. As noted in our MD&A discussion for Concerts, one of the key reasons for the increase in revenue in 2014 was an increase in the number of stadium events in North America which was partially offset by a decline in the number of arena events in our international markets. While the decreases in the number of events and fans for our arena events were greater than the increases in the same metrics for our stadium events, the higher average ticket price that stadium shows command resulted in revenue increasing despite the overall declines in the number of events and fans. The Company believes that its readers generally understand that stadium shows command a higher ticket price and that they would therefore cause a corresponding increase in revenue.

For Ticketing, management has concluded that the key operating metric to disclose was the number of primary tickets sold on a consolidated basis and to further supplement the narrative discussion of Ticketing’s results of operations with the specific type of client events driving the volume and pricing variances year over year along with other factors, such as fees from secondary ticket sales. In previous year filings, the Company also reported the gross transaction value of primary tickets sold, but elected not to report that metric in the 2014 Form 10-K as it was believed to be potentially confusing to the readers of the financial statements since the gross transaction value is not reflected in the Company’s reported revenue. Management elected not to disclose metric information related to convenience charges and order processing fees or client royalty rates as management believes disclosure of this information could cause us competitive harm and that it does not significantly impact an investor’s understanding of the Company’s financial condition and results of operations. Management also elected not to report the net client renewal rate as this metric is forward-looking and does not have a direct correlation to increases or decreases in historical results of operations of the current period. In the narrative discussion of Ticketing results of operations on page 36, management did highlight that increases in fees for primary and secondary ticket sales were driving the increase in revenue along with the increases in primary ticket sales volume. The increased revenue for our secondary business, driven by our new TM+ resale product, was the primary reason the overall increase in our Ticketing segment’s revenue was larger than the increase in the number of primary tickets sold. Increases in revenue for fees from secondary ticket sales is impacted more by the gross transaction value of the tickets sold than a metric of number of secondary tickets sold since the tickets being resold are typically tickets in high demand allowing the individual ticket reseller to set a higher resale price. The improvements in our secondary ticketing business were also highlighted in our Executive Overview on page 28 where it mentions a 55% increase in gross transaction value of secondary tickets sold. As disclosed on page 31 of the 2014 Form 10-K, secondary tickets sold are not included in our operating metrics and therefore the Company believes that readers will understand that related increases in secondary volume will drive separate increases in revenue.

Management believes the current level of disclosure provides the readers of our financial statements with a foundation that supports an understanding of the businesses and the related impacts of material changes occurring during the periods discussed. Based on discussions with investors in the Company, management believes that disclosing more metrics would not lead to a better understanding of the business and that the metrics disclosed are the most useful for the readers of our financial statements.

Comment 2: We note from your disclosure in Note 9 that there is a significant reconciling item in the effective income tax reconciliation due to differences between foreign and United States statutory rates, which are primarily attributable to your Luxembourg holding company structure and tax rulings received from Luxembourg tax authorities. Please tell us the nature of the items included in the reconciling line item titled “differences between foreign and U.S. statutory rates.” Also, please provide us with the pre-tax income, statutory rate, and effective tax rate in Luxembourg for all periods presented. Additionally, please tell us nature of the factors that are driving the changes in this line item from year to year, including the nature of any significant tax rulings.

Response: Live Nation has operating entities in many foreign jurisdictions in addition to its operations in the United States (“U.S.”). In each of the years presented, the Company incurred losses in the U.S. and earned profits in certain international jurisdictions. In order to arrive at the Company’s statutory tax expense, the statutory rate (or effective rate if different) of each jurisdiction is applied to the financial statement pre-tax income or loss of the legal entity (excluding permanent nondeductible differences) to determine the statutory tax expense or benefit. The total statutory tax expense or benefit is then reconciled to the expense or benefit computed “as if” the worldwide pretax income were taxed at the U.S. statutory tax rate of 35% with the difference between these calculations reflected as the “differences between foreign and U.S. statutory rates”.
There are three main factors that can impact this “differences between foreign and U.S. statutory rates” reconciling item year over year: (i) changes in the foreign statutory rates (which are generally immaterial from year to year for the Company); (ii) the amount of foreign source income from international operations (the Company had less foreign income in 2014 than in prior periods resulting in a smaller difference between foreign and U.S. statutory rates in the rate reconciliation schedule as compared to the prior years); and (iii) the impact of income in Luxembourg and the effect of the Luxembourg effective tax rate calculated in accordance with tax rulings that the Company has received from Luxembourg.

The Company’s pre-tax income in Luxembourg was $32.6 million, $50.2 million and $59.0 million in the years ended December 31, 2014, 2013 and 2012, respectively. The statutory tax rate was 29% in 2014 and 2013 and 28% in 2012. The effective tax rate was 0.16%, 0.93% and 0.55% in 2014, 2013 and 2012, respectively. The Luxembourg territorial tax system does not impose tax on offshore income and the Company’s rulings from the Luxembourg tax authorities provide that certain portions of its income are treated as offshore and are not subject to Luxembourg statutory tax. The rulings also approved the deductibility of interest for certain debt instruments. In 2014, the difference between application of the effective tax rate and the statutory tax rate to Luxembourg pre-tax income is approximately $9 million.

The total “differences between foreign and U.S. statutory rates” was a negative $10.7 million in 2014 compared to a negative $21.2 million in 2013. This decrease of $10.5 million from 2013 was driven by a reduction in foreign source income (impact of $4.7 million) and a decrease in Luxembourg pre-tax income (impact of $5.8 million).

Notes to the Financial Statements

Note 2. Long-Lived Assets, page 67

Comment 3: We note from your disclosure on page 79 that you recorded goodwill impairment charges of $117 million in fiscal 2014 within the International Concert reporting unit. Please provide us with your analysis as to why no impairment was recorded for indefinite-live or definite-lived intangible assets within the Concert reporting segment pursuant to ASC 350-30-35. In your response, please identify the amount and type of indefinite and indefinite-lived intangible assets related to the International Concert reporting unit.

Response: As of December 31, 2014, the Company’s International Concerts reporting unit had the following types of indefinite and definite-lived intangible assets:

($ millions)

Client/Vendor relationships	26.1
Trademark and naming rights	4.9
Venue management and leaseholds	13.8
Revenue-generating contracts	71.7
Indefinite-lived trademarks	3.5

As stated in the 2014 Form 10-K, the Company tests for possible impairment of definite-lived intangible assets whenever events or circumstances adversely change. The Company is not required to test definite-lived intangibles for impairment if no indicators of impairment exist as they are continuing to amortize. Additionally, the Company tests for possible impairment of indefinite-lived intangible assets at least annually.  These reviews are performed considering ASC 350 impairment indicators, other qualitative factors, historical results and undiscounted future cash flows that pertain to the specific individual intangible assets under review.
Conversely, the Company tests each reporting unit’s goodwill at least annually for impairment considering its combined and discounted cash flows as well as overall qualitative factors.
During 2014, the Company did record impairments of certain of its intangibles including a $1.8 million impairment of one of its International Concerts’ definite-lived intangibles related to a specific festival. Please note that the disclosure in the Company’s 2014 Form 10-K reports the primary contributors to its 2014 total intangible impairments of $11.1 million, of which this was the smallest contributor and thus not specifically discussed.
As part of the Company’s consideration of impairment indicators of its definite-lived intangibles within the International Concerts reporting unit, the Company did not experience any operating or undiscounted cash flow losses in 2014, nor did it expect either of these to occur in the future, and did not identify the existence of other impairment indicators for those definite-lived intangible assets when reviewed on a stand-alone basis. Additionally, the Company did not note unfavorable financial performance, or other unfavorable qualitative factors, associated with the International Concerts reporting unit’s indefinite-lived trademark asset. Finally, a comparison of the fair values of the International Concerts reporting unit’s intangibles, developed as part of the goodwill impairment calculation, to their book values did not identify any impairment indicators. Management also considered qualitatively that these conclusions are appropriate as much of the recent underperformance in this reporting unit’s financial results is due to the promotion of certain concerts or start-up festivals which were not acquired and, therefore, are not associated with recorded intangibles. Additionally, the impact of discounting the cash flows used in the goodwill test has a significant impact on those cash flows and the results of the related impairment tests.

Note 9. Income Taxes, page 83

Comment 4: We note your disclosure that during 2014 you recorded an income tax benefit of $12.9 million from the release of valuation allowances related to deferred tax liabilities associated with certain acquisitions. In light of the continuing losses incurred by the Company, please explain to us why you believe that this release of the valuation allowance is appropriate in 2014.

Response: The Company made certain acquisitions in the U.S. during 2014 and, as part of purchase accounting, the acquired entities recorded a step-up to the financial basis of the assets held at acquisition. However, no tax elections were made to obtain a corresponding increase to the tax basis of these assets.

Since the financial basis of the assets of the acquired companies was higher than the tax basis, the Company recorded a deferred tax liability for the difference, in accordance with ASC 740-30.

Because the Company does not have a history of earnings in the U.S., there is a full valuation allowance against the net deferred tax assets. The recording of net deferred tax liabilities resulting from these 2014 acquisitions increased the future reversals of existing taxable temporary differences that the Company could look to in determining the amount of the valuation allowance required. As a result, the Company released a portion of its valuation allowance.

Comment 5: In your reconciliation of income tax on page 85, your reconciling item labeled “Other, net” represented a 35% increase to the income tax benefit at United States federal statutory rates for fiscal 2014. Please tell us the nature of amounts included in this line item for the fiscal years presented. To the extent any individual reconciling items within this caption are greater than five percent, please revise to disclose them pursuant to Rule 4-08(h)(2) of Regulation S-X.

Response: The amount of “Other, net” in 2014 is a negative adjustment of $12.4 million. Rule 4-08(h)(2) of Regulation S-X requires the disclosure of reconciling items in the effective tax rate that are individually equal to or greater than 5% of the statutory tax expense (the amount computed by multiplying the income before tax by the applicable statutory federal income tax rate). While most items were individually below the 5% threshold, there were two that were individually greater than 5% that were included in this line item.

The first was an adjustment for noncontrolling interests in consolidated entities of $3.5 million representing taxes that are the responsibility of the noncontrolling interest holders. The second item was an accumulation of tax return to provision benefits that totaled $7.2 million recognized in 2014 in conjunction with the filing of certain tax returns. The tax benefit for these items was aggregated so that the rate reconciliation presented the major items considered most relevant to an investor’s assessment of the Company’s effective tax rate. In future filings, the Company will disclose all items in excess of 5% of the statutory rate on a separate line in the reconciliation of income tax table.

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